Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

April 8, 2005

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
450 5th Street, N.W.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust” or the “Registrant”) File Nos.: 333-62298 and 811-10401

Dear Mr. O’Connor:

This letter is being filed under Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of March 28, 2005 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 4 to its registration statement. PEA 4 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 10, 2004 for the purpose of adding two new series, The Appleton Group Fund and The Appleton Group PLUS Fund (the “Funds”). Registrant undertakes to file PEA No. 5 under Rule 485(a) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to incorporate information relating to the prior performance of the investment advisor to the Funds.

Pursuant to Rule 461(a) under the 1933 Act, as amended, the Trust and Quasar Distributors, LLC, the principal underwriter of the Funds, each respectfully requests that the effectiveness of the enclosed PEA No. 5 to Form N-1A be accelerated as soon as practicable, but no later than May 2, 2005.

For your convenience in reviewing the Funds’ responses, your comments and suggestions are included in bold typeface immediately followed by the Funds’ responses.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in response to Staff comments, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made; and

3.	The Registrant represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED MARCH 28, 2005

General

1.	We note that certain items of required disclosure have been omitted from the registration statement. Please fill in all blanks prior to the Fund’s commencement of operations.

The Funds have provided all of the required information with its registration statement filed herewith.

Prospectus (An Overview of the Funds)

2.	With respect to the Principal Risks of Investing in the Funds, please reword the last sentence to read: Interest rates may go up, decreasing the value of the Funds’ holdings in shares of other investment companies that hold fixed income securities.

The Fund has made the requested change.

Prospectus (Fees and Expenses Table-Footnote)

3.	With respect to Footnote 3 of the fee table, please move the three sentences regarding underlying ETF expenses to the narrative preceding the table.

The Funds have made the requested revision.

Prospectus (Investment Objective and Principal Investment Strategies)

4.	We note that currently the Funds state that high turnover rates are more likely to generate capital gains that must be distributed to shareholders as income subject to taxes. We suggest adding language indicating that this income maybe taxable at “ordinary” income rates. We also recommend specifying capital gains as “short-term” capital gains.

The Funds respond by revising applicable disclosure to read: “High turnover rates are more likely to generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates”.

Prospectus (Portfolio Holdings Information)

5.	We note that in that in the portfolio holdings disclosure it currently states that the annual and semi-annual reports will be available by contacting The Appleton Group Funds c/o U.S. Bancorp Fund Services, LLC. If applicable, please also add the Funds’ website to this disclosure.

The Funds respond by adding the requested language.

Prospectus (Your Account with the Funds)

6.	With respect to fair value determinations, we note that determinations are made in good faith in accordance with procedures adopted by the Board of Trustees. Please provide language stating how the Board of Trustees monitor this process.

The Funds has revised the last two sentences of the paragraph to read:

If a reliable market quotation becomes available for a security formerly valued through fair valuation techniques, the Funds’ Board of Trustees would compare the new market quotation to the fair value price to evaluate the effectiveness of its fair valuation. If any significant discrepancies are found, the Board of Trustees may adjust the Funds’ fair valuation procedures.

Statement of Additional Information (Portfolio Holdings Information)

7a.	With respect to the section in the portfolio holdings disclosure that states “the Advisor, or his or her designee, may grant exceptions to permit additional disclosure of portfolio holdings information”, please specifically state who “his or her designee” is and what position he or she holds.

b.	With respect to Item 11 (f)(i), please specifically identify all service providers who are involved in receiving portfolio holdings information in connection with services to the Funds.

c.	With respect to Item 11(f)(ii), please add language similar to the following as a new paragraph: “All non-standard disclosure of the Funds’ holdings will be reviewed by the Board of Trustees of the Funds no less frequently than quarterly.”

d.	With respect to Item 11(f)(iii), and with respect to the Funds’ ongoing arrangements, please disclose the frequency with which the information about portfolio securities is disclosed to such parties and the length of the lag between the date of the information and the date of disclosure to such parties.

The Funds respond by revising the entire section to read:

The Trust, on behalf of the Funds, maintains portfolio holdings disclosure policies that govern the timing and circumstances of disclosure to shareholders and third parties of information regarding the portfolio investments held by the Funds. These portfolio holdings disclosure policies have been approved by the Board of Trustees. Disclosure of the Funds’ complete holdings is required to be made quarterly within 60 days of the end of each fiscal quarter in the Annual Report and Semi-Annual Report to Fund shareholders and in the quarterly holdings report on Form N-Q. These reports are available, free of charge, on the EDGAR database on the SEC’s web-site at www.sec.gov.

Service providers that have contracted to provide services to the Funds and which require portfolio holdings information in order to perform those services may receive Fund holdings information prior to and more frequently than the public disclosure of such information (“non-standard disclosure”). These third party service providers are the Advisor and the Funds’ administrator, fund accountant, independent registered public accountants and custodian.

Non-standard disclosure of portfolio holdings information may also be provided to entities that provide a service to the Advisor, provided that the service is related to the investment advisory services that the Advisor provides to the Funds, and to a third-party when the Funds have a legitimate business purpose for doing so. The Funds will not provide this information until such information is at least 30 days old. Specifically, the Funds’ disclosure of its portfolio holdings may include disclosure:

•	To financial printers for the purpose of preparing the Funds’ regulatory filings;
•	Pension plan sponsors and/or their consultants that request such information to assess the risks of a Fund’s portfolio along with related performance attribution statistics;
•	For the purpose of due diligence regarding a merger or acquisition;
•	To a new advisor or sub-advisor prior to the commencement of its management of the Funds;
•	To rating agencies for use in developing a rating for the Funds;
•	To service providers, such as proxy voting service providers and portfolio-management database providers in connection with their providing services benefiting the Funds; and
•	For purposes of effecting in-kind redemptions of securities to facilitate orderly redemption of portfolio assets and minimal impact on remaining Fund shareholders.

As permitted by the Fund’s written policies and procedures, the Fund’s Vice President and Treasurer, has determined that the Fund may provide its portfolio holdings to the rating and ranking organizations listed below on a quarterly basis.

Morningstar, Inc.
Lipper, Inc.
Standard & Poor's Ratings Group
Bloomberg L.P.
Thomson Financial Services
Wilshire & Associates, Inc.
Interactive Data Corporation
Vickers Stock Research Corporation
Citigate Financial Intelligence.

The Funds’ Board of Trustees will periodically review a list of recipients of non-standard disclosure of portfolio holdings information, but in any event no less frequently than quarterly. In all instances of non-standard disclosure, the receiving party will be subject to a duty of confidentiality to restrict the use of such information to business purposes, unless such party is a regulatory or other governmental entity.

Other than the non-standard disclosure discussed above, if a third-party requests specific, current information regarding a Fund’s portfolio holdings, such Fund will refer the third-party to the latest regulatory filing.

Non-standard disclosure of portfolio holdings may only be made pursuant to a written agreement with a service provider of the Funds that has been approved by the Board of Trustees of the Funds, or pursuant to a written request for non-standard disclosure. The President or Secretary of the Trust, or the President of the Advisor, acting separately or together, may approve a written request for non-standard disclosure, provided that they promptly report any such approval to the Board of Trustees.

It is the Funds’ policy that neither the Funds, the Advisor, nor any other party shall accept any compensation or other consideration in connection with the disclosure of information about portfolio securities.

There may be instances where the interests of a Fund’s shareholders respecting the disclosure of information about portfolio securities may conflict or appear to conflict with the interests of the Advisor, any principal underwriter for the Funds or an affiliated person of the Fund (including such affiliated person’s investment advisor or principal underwriter). In such situations, the conflict must be disclosed to the Board of Trustees, which must be afforded the opportunity to determine whether or not to allow such disclosure.

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me by telephone at 414/765-5344 or by facsimile at 414/212-7309.

Sincerely,

/s/ Chad E. Fickett

Chad E. Fickett
For U.S. Bancorp Fund Services, LLC

Trust for Professional Managers

/s/ Joseph Neuberger

Name: Joseph Neuberger
Title: Chairperson, President, Treasurer/Principal Accounting Officer and Trustee

Quasar Distributors, LLC, the principal underwriter for the above-referenced Registrant, hereby concurs in the request for acceleration of the effective date as soon as practicable and no later than May 2, 2005 of the Registrant’s PEA No. 5 to its Registration Statement filed on Form N-1A.

Quasar Distributors, LLC

/s/ James Schoenike

Name: James Schoenike
Title: President

cc: Carol Gehl, Godfrey & Kahn, s.c.